

GROWTH BY PUTTING DOWN ROOTS

2002 SUMMARY ANNUAL REPORT

MID • WISCONSIN
Financial Services INC

YOUR PARTNER WHEN DECISIONS MATTER



DEAR SHAREHOLDERS, CUSTOMERS, EMPLOYEES & FRIENDS



Our earnings totaled a record $4,482,836 in 2002 compared to $3,848,750 for 2001. At $2.65 per share, earnings were 17.8% higher than the $2.25 per share earned in 2001. Return on equity was 14.56% for the year, compared with 13.36% during 2001. Return on assets totaled 1.30% in 2002 versus 1.18% a year earlier.

RETURN ON AVERAGE EQUITY


16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
2000
2001
2002

RETURN ON AVERAGE ASSETS


1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
2000
2001
2002

During this same period, total assets increased over 8% to a record company high of over $368 million. A large percentage of this asset growth took the form of loan growth. Total loans increased by over $23 million during 2002. Despite intense competition, we remain committed to high quality credit growth.


ASSETS (IN THOUSANDS)
370,000
360,000
350,000
340,000
330,000
320,000
310,000
300,000
290,000
2000
2001
2002

Our well known Trust and Investment Center is the source of several new products. Through a strategic alliance with an independent investment advisory firm, we are now able to offer proprietary research for investment management. Through another strategic partnership with Principal Financial Group, the Mid-Wisconsin Trust and Investment Center can offer world class 401(k) plans. Our Trust and Investment representatives can assist customers with estate planning and specific retirement strategies with our expanded life insurance and variable annuity offerings. While we have expanded our product and service offerings, we have maintained local service and personalized attention through our local representatives.

The new Weston branch, announced in the fall of 2002, opened for business on Monday, February 10th. We are extremely excited about the new markets that this expansion opened up for Mid-Wisconsin. Our staff of professional bankers has been busy building new relationships with our fast growing base of new customers.


BASIC AND DILUTED EARNINGS PER SHARE
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2000
2001
2002

In closing, I want to thank two members of the Board of Directors who retired in 2002. Dr. James Dougherty and Fred Schroeder both retired from service this past September. Both of these gentlemen served over 25 years and were instrumental in guiding Mid-Wisconsin Financial Services to be the Company it is today.


DIVIDENDS PER SHARE
1.28
1.26
1.24
1.22
1.20
1.18
1.16
2000
2001
2002

Finally, I want to thank all the shareholders, customers and employees of Mid-Wisconsin for your support and commitment to the ongoing success of this institution.

Sincerely,

Gene C. Knoll
President & CEO

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Mid-Wisconsin Financial Services, Inc.
Medford, Wisconsin

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of Mid-Wisconsin Financial Services, Inc. and Subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, (not presented separately herein), and in our report dated January 17, 2003, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.



Wipfli Ullrich Bertelson LLP

January 17, 2003
Wausau, Wisconsin

MID-WISCONSIN FINANCIAL SERVICES, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS – DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash and due from banks	$ 15,484,360	$ 15,052,383
Interest-bearing deposits in other financial institutions	19,408	25,102
Federal funds sold	11,825,781	712,845
Securities available for sale – at fair value	76,321,696	83,514,352
Federal Home Loan Bank stock (at cost)	2,000,000	1,500,000
Loans held for sale	791,420	451,650
Loans receivable, net of allowance for loan losses of $2,701,709 in 2002 and $2,597,416 in 2001	252,236,394	229,051,540
Accrued interest receivable	1,716,413	1,843,509
Premises and equipment	5,487,421	5,707,450
Intangible assets	873,887	1,163,929
Goodwill	295,316	295,316
Other assets	987,427	1,171,500
TOTAL ASSETS	$368,039,523	$340,489,576

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Non-interest-bearing deposits	$ 38,108,392	$ 35,127,283
Interest-bearing deposits	236,383,561	223,274,164
TOTAL DEPOSITS	274,491,953	258,401,447
Short-term borrowings	18,039,517	19,389,436
Long-term borrowings	40,000,000	30,000,000
Accrued interest payable	1,294,227	1,683,562
Accrued expenses and other liabilities	2,028,019	1,462,010
TOTAL LIABILITIES	335,853,716	310,936,455
Stockholders' equity:		
Common stock – Par value $ .10 per share:		
Authorized – 6,000,000 shares		
Issued & outstanding – 1,684,475 shares in 2002 and 1,696,497 shares in 2001	168,448	169,650
Additional paid-in capital	10,941,600	10,972,612
Retained earnings	19,812,670	17,806,485
Accumulated other comprehensive income	1,263,089	604,374
TOTAL STOCKHOLDERS' EQUITY	32,185,807	29,553,121
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$368,039,523	$340,489,576

MID-WISCONSIN FINANCIAL SERVICES, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME – YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000
Interest income:			
Interest and fees on loans	$17,068,344	$19,250,624	$20,046,389
Interest and dividends on securities:			
Taxable	3,161,464	3,409,726	3,262,893
Tax-exempt	1,089,107	879,670	816,100
Other interest and dividend income	66,030	171,954	91,084
TOTAL INTEREST INCOME	21,384,945	23,711,974	24,216,466
Interest expense:			
Deposits	5,668,506	9,376,858	10,141,916
Short-term borrowings	388,432	862,744	1,683,779
Long-term borrowings	1,524,597	1,077,425	1,085,697
TOTAL INTEREST EXPENSE	7,581,535	11,317,027	12,911,392
Net interest income	13,803,410	12,394,947	11,305,074
Provision for loan losses	625,000	370,000	400,000
Net interest income after provision for loan losses	13,178,410	12,024,947	10,905,074
Non-interest income:			
Service fees	849,606	883,289	803,155
Trust service fees	642,737	658,555	629,372
Net realized gain on sale of securities available for sale	17,349	7,892	0
Investment product commissions	436,775	181,862	265,675
Other operating income	729,538	693,113	604,351
TOTAL NON-INTEREST INCOME	2,676,005	2,424,711	2,302,553
Non-interest expenses:			
Salaries and employee benefits	5,441,313	4,918,212	4,636,860
Occupancy	1,116,205	1,175,876	1,277,739
Data processing and information systems	418,096	455,664	450,178
Goodwill and purchased core deposit amortization	290,042	357,500	339,767
Other operating expenses	2,322,843	2,211,081	1,952,734
TOTAL NON-INTEREST EXPENSES	9,588,499	9,118,333	8,657,278
Income before provision for income taxes	6,265,916	5,331,325	4,550,349
Provision for income taxes	1,783,080	1,482,575	1,201,289
NET INCOME	$4,482,836	$3,848,750	$3,349,060
BASIC AND DILUTED EARNINGS PER SHARE	$2.65	$2.25	$1.85
CASH DIVIDENDS PAID PER SHARE	$1.28	$1.22	$1.20

MID-WISCONSIN FINANCIAL SERVICES, INC.
AND SUBSIDIARY

SELECTED FINANCIAL DATA – YEARS ENDED DECEMBER 31
(Dollars in thousands, except per share amounts)

	2002	2001	2000	1999	1998
FOR THE YEAR:					
Net interest income	$13,803	$12,395	$11,305	$11,395	$11,038
Provision for loan losses	625	370	400	180	420
Net interest income after provision for loan losses	13,178	12,025	10,905	11,215	10,618
Non-interest income	2,676	2,425	2,303	2,107	2,085
Non-interest expense	9,588	9,118	8,658	8,542	7,900
Income before provision for income taxes	6,266	5,332	4,550	4,780	4,803
Provision for income taxes	1,783	1,483	1,201	1,432	1,555
Net Income	$4,483	$3,849	$3,349	$3,348	$3,248
Return on average assets	1.30%	1.18%	1.07%	1.16%	1.19%
Return on average equity	14.56%	13.36%	11.74%	11.79%	11.37%
Equity to assets	8.75%	8.68%	9.45%	9.26%	10.54%
Net interest margin	4.43%	4.24%	4.02%	4.47%	4.55%
AVERAGE BALANCE SHEET:					
Loans net of unearned income	$243,597	$228,170	$225,308	$200,497	$190,014
Assets	344,815	325,261	314,318	288,287	272,084
Deposits	257,356	250,131	235,656	222,755	214,246
Stockholders' equity	30,790	28,806	28,520	28,396	28,558
ENDING BALANCE SHEET:					
Loans net of unearned income	$255,730	$232,101	$227,111	$217,596	$190,904
Assets	368,040	340,490	321,102	307,684	280,479
Deposits	274,492	258,401	244,691	230,170	222,322
Stockholders' equity	32,186	29,553	30,345	28,499	29,570
FINANCIAL CONDITION ANALYSIS:					
Total risk-based capital	12.69%	12.11%	13.17%	12.93%	15.11%
Net charge-offs to average loans	0.21%	0.16%	0.04%	0.03%	0.13%
Nonperforming loans to loans	0.84%	1.03%	1.11%	0.85%	1.13%
Efficiency ratio	56.05%	59.44%	61.34%	61.12%	58.37%
Fee revenue to average assets	0.43%	0.47%	0.46%	0.46%	0.45%
STOCKHOLDERS' DATA:					
Basic and diluted earnings per share	$2.65	$2.25	$1.85	$1.83	$1.74
Book value per share	$19.11	$17.42	$16.75	$15.62	$15.89
Dividends per share	$1.28	$1.22	$1.20	$1.17	$0.81
Dividend payout ratio	48.3%	54.2%	64.9%	63.9%	46.6%
Average common shares outstanding	1,692	1,707	1,814	1,826	1,862
Shareholders of record at year end	838	818	803	816	830
STOCK PRICE INFORMATION					
High	$28.33	$26.00	$27.50	$27.50	$27.50
Low	26.00	20.12	21.50	25.50	23.00
Market price at year end (1)	27.25	26.00	22.00	27.50	26.00

(1) Market value at year end represents the bid price.

MID-WISCONSIN FINANCIAL SERVICES

BOARD OF DIRECTORS

James Melvin
Chairman of the Board

Gene Knoll
President/CEO

Norman Hattestad
Vice President

William Weiland
Secretary/Treasurer

Rhonda Kelley
Controller

STRONG LEADERSHIP

The members of Mid-Wisconsin Financial Services' Board of Directors bring a diversity of perspectives and backgrounds from their involvement with industries and service organizations. (Numerical coding indicates committee memberships.)

BOARD COMMITTEES:

1. Acquisition Committee
2. Loan Committee
3. Executive Committee
4. Trust and Investment Sales Committee
5. Audit Committee
6. Investment Committee
7. Stock Option Committee

Kim Gowey, DDS
Owner, Cosmetic & Implant Dentistry of Wisconsin
Served 4 years.
Committees: 1, 3, 4, 7

James Hager
Manager, Harmony Cooperative
Served 4 years.
Committees: 2, 7

Brian Hallgren
Vice President, B&B Engineering
Served 2 years.
Committees: 5, 6

Norman Hattestad
President, Medford Auto Supply Inc./NAPA
Served 21 years.
Committee: 2

Kathryn Hemer
Family Nurse Practitioner, Medford Clinic
Served 4 years.
Committees 4, 5

Gene Knoll
President & CEO, Mid-Wisconsin Bank
Served 17 years.
Committees: 1, 2, 3, 7 (non-voting member)

James Melvin
President, Melvin Companies
Served 10 years.
Committees: 1, 3, 6, 7

Kurt Mertens
Secretary/Treasurer, Loos Machine Inc.
Served 5 years.
Committee: 2

Robert Schoofs
Corporate General Manager, Weather Shield Mfg., Inc. and CEO of the Peachtree Companies, Inc.
Served 2 years.
Committees: 4, 6

* Years of service include those served on Bank Board



BOARD OF DIRECTORS



Front: William Weiland, Secretary/Treasurer; Rhonda Kelley, Controller
Back: James Melvin, Chairman of the Board; Gene Knoll, President; Norman Hatlestad, Vice President



Front: Brian Hallgren, James Hager, Kathryn Hemer, Kurt Mertens, Kim Gowey, DDS
Back: Gene Knoll, James Melvin, Robert Schoofs, Norman Hatlestad

Some of the strongest roots that we have in the communities we serve are the Mid-Wisconsin Board of Directors. They represent the diverse interests and expertise of our shareholders and the communities we serve. The Board continues to provide oversight and guidance to the management team focusing on our long-term growth of quality assets and earnings.

After providing decades of service to the Mid-Wisconsin Board of Directors, James Dougherty, DVM and Fred Schroeder retired in September. Their contributions helped expand the number of important partnerships throughout the area by creating a strong organization poised for growth.



Mid-Wisconsin – your partner when decisions matter: this is what we represent to our employees, shareholders, customers, and communities. To continue to be a true "partner" to those around us, we must grow – both in how and where we conduct business.



NEW PRODUCTS

Providing the best products is vital to maintaining our roots in each market. Mid-Wisconsin is proud to offer a variety of products and services that match large organizations in metropolitan areas. We cannot, however, become complacent with our existing offerings. In 2002, additional secondary market mortgage providers were added to our list of options, we rolled out Generations Gold checking to our customer base, and began offering e-statements.

The addition of two secondary market mortgage providers, Bankers Bank and Resource Bancshares Mortgage Group, Inc., allows the Mortgage Lending Specialists more options to find the best pricing for our customers. Additionally, each provider fills a niche within the mortgage market and complements our in-house lending options.

In July, Mid-Wisconsin began offering Generations Gold as the premier checking club account. Our customers enjoy the most valuable checking account in the country. Generations Gold provides them



with money saving discounts on travel, entertainment, daily purchases, and much more. The part of the package that keeps us rooted in our communities is the Business Partner program. Over 350 local businesses are offering discounts to Generations Gold customers. In turn, they become club members and can reap the benefits of all of the discounts.



Vicky Fischer received discounted tickets to Dollywood Theme Park through Generations Gold.

Three years ago, we demonstrated our commitment to offer service in new and convenient ways by rolling out NetConnection Online Banking. The newest extension of the online banking service is e-statements. Customers can now download statements directly to their computer, save them in electronic format, and reduce the amount of paper they receive each month.

CREASING
ALLIANCES

The financial services market continues to change, as do customers' expectations. Over the past few years, we've experienced the demand for new and more unique products and services in the areas of Trust and Investment. To be able to provide what our customers want and deserve, Mid-Wisconsin has entered into select strategic alliances with first class providers.

Beginning in 2002 businesses in our area, no matter how large or small, can now have their 401(k) plan through Mid-Wisconsin. We are working with Principal Financial Group to offer a premier product with local sales and support. Principal is the largest 401(k) services provider in the country and brings state of the art technology and sales support to our customers.



Mid-Wisconsin prides itself in being a strong financial partner and helping customers build their wealth throughout their lives. As our clients' wealth has grown, we've recognized the need to offer access to world class proprietary research and have aligned ourselves with Northstar Asset Management, Inc. The value of this relationship is complemented by the convenience and security of having accounts close to home and managed by those you know and trust.

TRUST PRODUCTS AND SERVICES

Estate Planning
Charitable Trusts
Wealth Management
Revocable Trusts
IRAs with Investment Management
Scholarships
401(k)s
Financial Planning
Gift Tax Planning
Succession Planning

INVESTMENT PRODUCTS AND SERVICES

Mutual Funds
Retirement Plans for Businesses and Individuals
529 Education Plans
Stocks
Fixed and Variable Annuities
Bonds
Roth Alternative
Long Term Care Insurance
Life Insurance
Disability Insurance



WESTON

PUTTING DOWN ROOTS

In October of 2002, Mid-Wisconsin announced that we are putting down roots in Weston. Our approach in the new market is an extension of our core values – we will become an important part of the community and grow by forming lasting partnerships with customers.

The first step in planting ourselves in the greater Wausau market was to select a location. Our offices are in the middle of a high growth area directly across from the new hospital and clinic being built in Weston. Recently, this area has seen an increase in higher-end new home construction and businesses moving in.



4005 Westview Boulevard, Suite B, Weston

Our position in the market grew stronger with the selection of key staff members. James Berndt joined Mid-Wisconsin as the Branch Manager/Commercial Lender, and Charles Gering joined as the Mortgage Lending Specialist. Both men bring nearly 20 years of experience in the Wausau market to the relationship. Connie Frieders brings 10 years of experience at the Personal Banker position. In addition, Jennifer Cordy, a Central Wisconsin native, will be the Investment Executive serving the Trust & Investment needs of the market.



Weston Staff – Back Row: Connie Frieders, Charles Gering, James Berndt, Jennifer Cordy
Front Row: Amanda Stencil, Kelly Weller

The new Weston location gives us a foothold in a rapidly expanding area, and proves to be a springboard into the greater Wausau market.

WISCONSIN

FOUNDATION

The Mid-Wisconsin Foundation continues to demonstrate how important being deep-seated in each community is. Mid-Wisconsin has grown because of the support and patronage of those around us. By giving back to the worthy non-profit organizations, we keep our communities strong and foster an environment that promotes partnership, compassion, and growth.

In its sixth year, the Foundation gave grants totaling over $15,000 in 2002 to organizations such as the Northwoods Concert Association (Rhinelander), Rib Lake Ice Age Committee, Page Forward Volunteers for Literacy (Neillsville), and the Abbotsford Fire Department. The 2002 grants put the Foundation donations over the $100,000 milestone.

At the November Foundation meeting, the Board recognized Gay Marschke as she retired after six years of service. James Gabrielsen from Phillips has been elected to fill the position on the Board.

Mid-Wisconsin Foundation Board

President
Gene Knoll

Vice President
Brian Hallgren

Secretary/Treasurer
Sandra Lukas

Directors
Craig Sigurdson
Dawn Rog
Donald Schmidt
James Gabrielsen



Vicky Fischer, Colby Branch Manager presents to Jerome Zygowicz of Colby Boy Scout Troop 383.





Sue Wellnitz, Rhinelander Branch Manager presents to Michelle Metropulos of the YMCA.

Each exciting new change has allowed Mid-Wisconsin to extend roots deeper into Northern and Central Wisconsin.

With this strong root system we are a premier financial services provider in the following communities:

- Abbotsford
- Colby
- Fairchild
- Lake Tomahawk
- Medford
- Neillsville
- Phillips
- Rhinelander
- Rib Lake
- Weston

Our extensive selection of financial products and services is supported by a staff of professionals committed to personal and organizational growth. No matter at what point a customer is in his or her financial life cycle, our staff will find the best product or service to meet his or her needs. Mid-Wisconsin will continue to grow as **your partner when decisions matter.**



EQUAL OPPORTUNITY EMPLOYER

It is the policy of Mid-Wisconsin to provide equal employment opportunities without regard to race, color, religion, sex, age, or national origin. This policy relates to all phases of employment including, but not limited to, recruitment, employment, placement, upgrading, demotion or transfer; recall and termination; rates of pay or other forms of compensations and selection for training, use of all facilities and participation in all Mid-Wisconsin sponsored employee activities.

FORM 10-K

A copy of Mid-Wisconsin Financial Services, Inc. Annual Report to the Securities and Exchange Commission (Form 10-K for the year ended December 31, 2002) may be obtained without charge by sending a written request to William A. Weiland, Secretary/Treasurer, Mid-Wisconsin Financial Services, Inc., 132 W. State St., Medford, WI 54451.

Mid-Wisconsin Financial Services, Inc.
Stock Symbol
NASD OTC BB: MWFS.OB

MID • WISCONSIN
Financial Services

132 West State Street • Medford, WI 54451
800 - MID - WISC (643-9472)
www.midwisc.com